Exhibit 99.1

Catalyst Paper Q1 results impacted by restructuring costs

RICHMOND, BC, May 10, 2012 /CNW/ - Catalyst Paper recorded a net loss of $25.6 million in the first quarter of 2012 due primarily to the impact of restructuring and reorganization expenses of $27.6 million. Before specific items, the net loss was $9.6 million. This compared with a net loss of $708.0 million and $41.7 million before specific items in the fourth quarter which was impacted by significant impairment charges on Canadian operations and on Snowflake mill lands, restructuring costs and foreign exchange.

Earnings before interest, tax, depreciation and amortization (EBITDA) in the first quarter was $18.1 million and EBITDA before restructuring costs was $23.3 million compared with EBITDA of $2.8 million and EBITDA before restructuring costs of $8.7 million in the prior quarter.

"Our first quarter was dominated by restructuring and we focused relentlessly on liquidity and cash flow management," said Catalyst President & CEO Kevin J. Clarke. "We are continuing to work hard with stakeholders to put the necessary fundamentals in place to enable Catalyst to emerge from creditor protection as a stronger and more viable enterprise. At the same time, we are keeping our operations running smoothly. In the first quarter, we achieved production gains and an improved safety record across all mills, maintained a strong order book and reached a new competitive five-year labour agreement at our BC mills which took effect on May 1, 2012."

Creditor Protection and Restructuring Process

The company filed for creditor protection on January 31, 2012 and on March 9, 2012 entered into a restructuring and support agreement (RSA) to proceed with a proposed recapitalization transaction and plan of arrangement under the Companies' Creditors Arrangement Act (CCAA). Meetings with the company's secured and unsecured creditors to consider the plan of arrangement are scheduled for May 18, 2012. If the plan of arrangement is not approved by our creditors, the company will enter into the sale and investor solicitation procedures (SISP) in accordance with the RSA.

Performance Overview

Sales volumes in Q1 were up over the prior quarter due in large part to pulp sales. Sales revenues, however, were down slightly compared with Q4 due to lower transaction prices in pulp and coated grades, the stronger Canadian dollar and lower sales volumes for higher value coated and uncoated specialty grades. Sales revenues improved from a year earlier driven by higher paper and pulp volumes along with marginally higher paper prices. Substantially lower pulp prices offset much of these gains.

Operating rates for directory remained strong in the quarter as capacity reductions kept pace with declining demand while newsprint operating rates were similar to the previous year. Mill and machine closures and curtailments helped offset the significant decline in Q1 demand for coated and uncoated specialty grades.

Operating costs for the quarter were reduced by the deferral of certain maintenance projects, including a maintenance outage on our pulp assets originally scheduled for March that was moved to April.

Our reduced liquidity in the first quarter resulted primarily from compressed vendor credit terms, and restructuring and reorganization costs. The delay in collection of our HST refund claims due to a federal tax audit put further strain on our cash on hand and liquidity. Total liquidity decreased by $99.5 million from the same quarter in the prior year.

Selected Highlights

	2012	2011
(In millions of Canadian dollars, except where otherwise stated)	Q1	Total	Q4	Q3	Q2	Q1
Sales	$315.8	$1,261.5	$319.8	$340.3	$297.8	$303.6
Operating earnings (loss)	10.2	(894.4)	(701.3)	(151.6)	(30.6)	(10.9)
Depreciation and amortization	7.9	112.4	30.8	27.8	27.0	26.8
EBITDA [1]	18.1	41.6	2.8	26.8	(3.9)	15.9
- before restructuring costs [1]	23.3	47.5	8.7	26.8	(3.9)	15.9
Net earnings (loss) attributable to the company	(25.6)	(974.0)	(708.0)	(205.7)	(47.4)	(12.9)
- before specific items [1]	(9.6)	(126.3)	(41.7)	(14.1)	(46.9)	(23.6)
EBITDA margin [1]	5.7%	3.3%	0.9%	7.9%	(1.3%)	5.2%
- before restructuring costs [1]	7.4%	3.8%	2.7%	7.9%	(1.3%)	5.2%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted	$(0.07)	$(2.55)	$(1.85)	$(0.54)	$(0.13)	$(0.03)
- before specific items [1]	(0.03)	(0.33)	(0.11)	(0.04)	(0.12)	(0.06)

1 Refer to section 6, Non-GAAP measures.

Outlook

The U.S. economy is showing signs of improvement including more optimistic employment data, greater stability in the property market, rebounding stock prices and higher medium and long-term interest rates. Moderate positive growth and reduced volatility is expected to continue into the second half of the year with paper market conditions improving slightly as a result.

Specialty printing paper markets are expected to remain challenging through the second quarter before rebounding in the seasonally stronger latter half. In light of improving conditions, Catalyst announced a US$40 per short ton price increase for all our coated grades effective July 1, 2012.

Newsprint demand is expected to decline in the second quarter due to lower circulation and page count, along with continued migration of information and advertising to the Internet.  Price movement for newsprint in the second quarter will depend on the supply and demand balance.

Demand for NBSK pulp is expected to decline due to weak demand and excess inventory levels in China. We expect pulp prices to remain stable in the short term and to come under pressure as the inventory overhang is worked down.

Price pressure is expected on commodity inputs, including fossil fuel, power, fibre and some chemicals. Lower demand from China for recycled paper is expected to ease the price pressure on old newsprint (ONP) in Q2, improving the cost structure of the Snowflake mill in the short term.

Maintenance costs are expected to increase in Q2 as projects which were deferred from the first quarter are completed and a scheduled pulp maintenance outage is undertaken in the second quarter of 2012. The Crofton No. 1 paper machine will continue to be indefinitely curtailed in Q2.

Capital spending in 2012 is expected to be in the range of $32 million.  Capital projects that qualified for funding through the Federal Pulp and Paper Green Transformation Program are substantially complete and are expected to generate $5 million in annual EBITDA in 2012.

Operating revenue combined with the DIP financing facility are expected to provide sufficient liquidity for operations while under creditor protection and to meet our obligations to employees and suppliers as they arise in the ordinary course of business. However, compressed vendor credit terms are expected to continue to put pressure on cash flow.

The outcome of the May 18, 2012 meetings with our creditors will determine whether the proposed plan of arrangement outlined in the RSA will be implemented or whether a sales process will be followed.  Either of these avenues may have far reaching implications on the creditor protection process, our capital structure and the carrying values of the company's debt and other obligations.

Further Quarterly Results Materials

This release, along with the full quarterly report (Management Discussion &Analysis, Financial Statements and accompanying notes) are available at www.catalystpaper.com/Investors. This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights Magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's first quarter interim report and the annual report for the year ended December 31, 2011 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice-President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice-President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 17:54e 10-MAY-12